SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      Hamelacha 5, Netanya 4250407, Israel
        (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated November 13, 2023 re TAT Technologies Ltd. Reports Third Quarter 2023 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Third Quarter 2023 Results

Netanya , Israel, November 13, 2023 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three months and nine months periods ended September 30, 2023.

Financial highlights for third quarter of 2023:

•
Revenues for Q3 2023 were $29.9 million, an increase of 43% compared with $20.9 million in Q3 2022. Revenues for the nine-month period that ended on September 30, 2023, were $81.9 million an increase of 33% compared with $61.7 million in the nine-month period that ended on September 30, 2022

•
Gross profit for Q3 2023 was $5.8 million (19. 3% as a percentage of revenues) an increase of 70% compared with $3.4 million (16.4% as a percentage of revenues) in Q3 2022.  Gross profit for the nine-month period that ended on September 30, 2023, was $15.5 million (19% as a percentage of revenues) an increase of 47.6% compared with $10.5 million (17% as a percentage of revenues) in the nine-month period that ended on September 30, 2022.

•
Adjusted EBITDA for Q3 2023 increased by 438% to $3 million compared with $0.6 million in Q3 2022. Adjusted EBITDA for the nine-month period that ended on September 30, 2023, increased by 297% to $7.7 million compared with $1.9 million in the nine-month period that ended on September 30, 2022.

•
Net lncome in Q3 2023 increased to $2.1 million, or income of $0.24 per diluted share, compared with a net loss of ($0.3) million, or loss of ($0.04) per diluted share, in Q3 2022. For the nine-month period that ended on September 30, 2023, net income was $4.3 million, or income of $0.47 per diluted share compared with a net loss of ($2) million, or $(0.23) per diluted share, in the nine-month period that ended on September 30, 2022.

•
Cash flow from operations in Q3 2023 was negative  ($3.7) million compared to negative ($3.1) million in Q3 2022. For the nine-month period ended on September 30, 2023 cash flow from operations was positive $0.5 million compared to negative ($9.5) million in the nine-month period that ended on September 30, 2022.

Mr. Igal Zamir, TAT's CEO and President commented on the results: "we are very pleased with the results of the third quarter and nine months of 2023. We are facing swift growth in demand for our products and services, which has resulted in increasing revenue and profitability quarter after quarter. We remain positive that the trend will continue for the following quarters to come.

As part of our preparation to support the growth in the following quarters and meeting customers' expectations for a short turnaround time, we focus on operational ramp up including manpower hiring and increasing the level of our available inventories.”
Mr. Zamir continues: " In regard to the war in Israel, at this stage, there are no indications that prohibit us from continuing the growth and meeting our plans for the following quarters to come.

We are very proud of our employees in the Israeli facility for their spirit and consistent effort to continue the operations despite the war in Israel. “

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization. Adjusted EBITDA, however, should not be considered as alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor it is meant to be predictive of potential future results. Adjusted EBITDA is not measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA in pages 13 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	September 30,	December 31,
	2023	2022
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,288	$7,722
Accounts receivable, net	17,890	15,622
Inventory, net	49,005	45,759
Other current assets and prepaid expenses	5,094	6,047

Total current assets	79,277	75,150

NON-CURRENT ASSETS:
Restricted deposit	286	304
Investment in affiliates	2,012	1,665
Funds in respect of employee rights upon retirement	661	780
Deferred income taxes	1,693	1,229
Intangible assets, net	1,608	1,623
Property, plant and equipment, net	41,917	43,423
Operating lease right of use assets	3,022	2,477

Total non-current assets	51,199	51,501

Total assets	$130,476	$126,651

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$1,874	$1,876
Credit line from bank	12,131	6,101
Accounts payable	8,558	10,233
Accrued expenses and other	10,889	9,686
Operating lease liabilities	1,073	904
Provision for restructuring plan	85	190

Total current liabilities	34,610	28,990

NON CURRENT LIABILITIES:
Long-term loans	12,820	19,408
Liability in respect of employee rights upon retirement	993	1,148
Operating lease liabilities	1,904	1,535

Total non-current liabilities	15,717	22,091

Total liabilities	$50,327	$51,081

EQUITY:

Share capital	2,850	2,842
Additional paid-in capital	66,531	66,245
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	(24)	(26)
Retained earnings	12,880	8,597
Total shareholders' equity	80,149	75,570

Total liabilities and shareholders' equity	130,476	$126,651

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
 (In thousands, except share and per share data)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Products	$10,003	$5,694	$25,461	$19,157	$25,460
Services	19,932	15,283	56,496	42,550	59,096
	29,935	20,977	81,957	61,707	84,556

Cost of revenue, net:
Products	7,550	4,710	19,372	16,280	21,631
Services	16,571	12,833	47,086	34,915	46,997
	24,121	17,543	66,458	51,195	68,628
Gross Profit	5,814	3,434	15,499	10,512	15,928

Operating expenses:
Research and development, net	194	197	450	349	479
Selling and marketing, net	1,350	1,312	3,807	4,164	5,629
General and administrative, net	2,547	2,463	7,482	7,341	9,970
Other income	(37)	-	(478)	(90)	(90)
Restructuring expenses, net	-	(30)	-	1,673	1,715
	4,054	3,942	11,261	13,437	17,703

Operating Profit (Loss)	1,760	(508)	4,238	(2,925)	(1,775)

Interest expenses	(408)	(283)	(1,214)	(524)	(902)
Other financial income (expenses), Net	283	356	433	1,171	1,029
Income (loss) before taxes on income (tax benefit)	1,635	(435)	3,457	(2,278)	(1,648)

Taxes on income (tax benefit)	(390)	(44)	(479)	(107)	98

Income (loss) before share of equity investment	2,025	(391)	3,936	(2,171)	(1,746)

Share in profits (losses) of equity investment of affiliated companies	126	36	347	124	184

Net Income (loss)	2,151	$(355)	$4,283	$(2,047)	$(1,562)

Basic and diluted income per share

Net income (loss) per share	$0.24	$(0.04)	$0.48	$(0.23)	$(0.17)
Net income per diluted shares	$0.24	$(0.04)	$0.47	$(0.23)	$(0.17)

Weighted average number of shares outstanding
Basic	8,929,332	8,909,046	8,929,332	8,909,046	8,911,546
Diluted	9,134,476	8,909,046	9,134,476	8,909,046	8,911,546

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net income (loss)	$2,151	$(355)	$4,283	$(2,047)	$(1,562)
Other comprehensive income (loss), net
Net unrealized gain (loss) from derivatives	(24)	34	2	(114)	(89)
Reclassification adjustments for loss (gains) from derivatives included in net income	-	-	-	-	30
Total comprehensive income (loss)	$2,149	$(321)	$4,285	$(2,161)	$(1,621)

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	TAT Technologies Ltd. Shareholders
	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2020	9,149,169	$2,809	$65,711	$128	$(2,088)	$13,721	$80,281
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021:
Comprehensive loss	-	-	-	(95)	-	(3,562)	(3,657)
Share based compensation	-	-	160	-	-	-	160
BALANCE AT DECEMBER 31, 2021	9,149,169	$2,809	$65,871	$33	$(2,088)	$10,159	$76,784
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2022:
Comprehensive loss	-	-	-	(59)	-	(1,562)	(1,621)
Exercise of option	36,850	33	156	-	-	-	189
Share based compensation	-	-	218	-	-	-	218
BALANCE AT DECEMBER 31, 2022	9,186,019	$2,842	$66,245	$(26)	$(2,088)	$8,597	$75,570
CHANGES DURING THE PERIOD ENDED SEPTEMBER 30, 2023 (unaudited):
Comprehensive income	-	-	-	2	-	4,283	4,285
Exercise of option	32,466	8	157	-	-	-	165
Share based compensation	-	-	129	-	-	-	129
BALANCE AT SEPTEMBER 30, 2023 (unaudited)	9,218,485	$2,850	$66,531	$(24)	$(2,088)	12,880	$80,149

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,151	$(355)	$4,283	$(2,047)	$(1,562)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Depreciation and amortization	1,099	931	3,040	2,830	3,706
Loss (gain) from change in fair value of derivatives	-	(7)	-	1	8
Change in provision for doubtful accounts	(83)	-	(88)	(45)	138
Share in results of affiliated Company	(126)	(36)	(347)	(124)	(184)
Share based compensation	8	56	129	167	218
Non cash finance income	(1)	(4)	(7)	(91)	-
Change in operating right of use asset and operating leasing liability					(82)
Decrease in provision for restructuring expenses	(15)	(914)	(105)	(457)	(467)
Liability in respect of employee rights upon retirement	(28)	9	(155)	(317)	(356)
Capital gain from sale of property, plant and equipment	(43)	-	(529)	(90)	(90)
Deferred income taxes, net	(388)	(47)	(464)	(128)	23
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(4,051)	1,127	(2,927)	(219)	(2,659)
Decrease (increase) in other current assets and prepaid expenses	(1)	(557)	1,535	(672)	(1,459)
Increase in inventory	(4,450)	(3,485)	(4,734)	(6,711)	(5,069)
Increase (decrease) in trade accounts payable	480	(182)	(1,675)	(1,073)	1,143
Decrease in other long-term liabilities	(254)	(160)	(502)	(1,045)	(902)
Increase in accrued expenses	1,976	499	3,039	531	2,727
Net cash provided by (used in) operating activities	$(3,726)	$(3,125)	$493	$(9,490)	$(4,867)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	37	-	1,972	93	93
Purchase of property and equipment	(569)	(3,833)	(3,024)	(11,418)	(16,213)
Net cash provided by (used in) investing activities	$(532)	$(3,833)	$(1,052)	$(11,325)	$(16,120)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term credit received (repayment) from banks	1,000	3,000	1,000	-	-
Proceeds from long-term loans received	249	3,200	249	15,680	16,680
Repayment of long-term loans	(461)	(375)	(1,307)	(636)	(1,071)
Exercise of options	-	123	165	190	189
Cash flows provided by (used in) financing activities	$788	$5,948	$107	$15,234	$15,798

Net decrease in cash and restricted cash	(3,470)	(1,010)	(452)	(5,581)	(5,189)
Cash and cash equivalents and restricted cash at beginning of period	11,044	8,644	8,026	13,215	13,215
Cash and cash equivalents and restricted cash at end of period	$7,574	$7,634	$7,574	$7,634	$8,026

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2023	2022	2023	2022	2022

Net income (loss)	$2,151	$(355)	$4,283	$(2,047)	$(1,562)
Adjustments:

Share in results of equity investment of affiliated companies	(126)	(36)	(347)	(124)	(184)
Taxes on income (tax benefit)	(390)	(44)	(480)	(107)	98
Financial expenses (income), net	125	(73)	781	(647)	(127)
Depreciation and amortization	1,240	1,041	3,381	3,037	3,878
Restructuring (income) expenses	-	(30)	-	1,673	1,715
Share based compensation	9	56	129	167	218
Adjusted EBITDA	3,009	$559	7,747	$1,952	$4,036

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: November 13, 2023